Wessex House, 4th Floor
45 Reid Street
Hamilton HM 12 Bermuda

441-278-9250
441-278-9255 fax

July 29, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Arch Capital Group Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 1-16209

Dear Mr. Rosenberg:

We are responding to your letter dated June 26, 2008 setting forth comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2007 and the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Our written responses to your comments are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold).

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John D. Vollaro
Executive Vice President, Chief
Financial Officer and Treasurer

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-8

1.  Please tell us why you present the securities lending activities in investing activities and financing activities when these transactions appear to be non-cash items as they do not impact your cash account.

Under the Company’s securities lending program, as described on page F-35 in the Company’s Form 10-K, certain fixed income portfolio securities are loaned to third parties, primarily major brokerage firms, for short periods of time through a lending agent. Such securities have been reclassified as “Fixed maturities and short-term investments pledged under securities lending agreements.” The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities and receives a fee from the borrower for the temporary use of the securities. Collateral received, which to date has only been cash, is required at a rate of 102% of the market value of the loaned securities (or 105% of the market value of the loaned securities when the collateral and loaned securities are denominated in non-U.S. currencies) including accrued investment income and is monitored and maintained by the lending agent. Such collateral is reinvested and is reflected as “Short-term investment of funds received under securities lending agreements, at fair value.”

The Company presents the securities lending transactions as investing activities and financing activities because such transactions do impact our cash account. For each securities lending transaction, the Company, which is the transferor or lender of securities (i.e., the party who receives cash in exchange for the loaned securities) records the collateral received, which to date has only been cash, and recognizes the corresponding obligation to return the collateral. In addition, the securities that the Company pledged in order to obtain the borrowed cash are reclassified as pledged assets pursuant to FASB Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). Pursuant to SFAS No. 140, such transactions are accounted for as a secured borrowing by the transferor of securities (i.e., the Company); the Company is essentially borrowing cash and pledging its securities as collateral. The Company then reinvests the cash received in short-term investments (investing activity). At conclusion of the transaction, the Company sells the short-term investments and returns the cash to the transferee or the secured party (financing activity). The Company believes that this cash flow presentation matches its accounting for securities lending transactions.

Note 7 — Investment Information, page F-30

2.  Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e, investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

We have included our response as text that would be included in our quarterly report on Form 10-Q for the quarter ended June 30, 2008. Please note that the disclosures will be modified in order to reflect additional information which becomes available before the filing is made.

As of June 30, 2008, the Company held insurance enhanced municipal bonds, net of prerefunded bonds that are escrowed in U.S. government obligations, in the amount of approximately $387.5 million, which represented approximately 3.9% of the Company’s total invested assets. These securities had an average rating of “Aa2” by Moody’s and “AA+” by Standard & Poor’s. Giving no effect to the insurance enhancement, the overall credit quality of the Company’s insured municipal bond portfolio was an average underlying rating of “Aa3” by Moody’s and “AA-” by Standard & Poor’s. Guarantors of the Company’s $387.5 million of insurance enhanced municipal bonds, net of prerefunded bonds that are escrowed in U.S. government obligations, include MBIA Insurance Corporation ($148.0 million), Financial Security Assurance Inc. ($86.4 million), Ambac Financial Group, Inc. ($76.7 million), Financial Guaranty Insurance Company ($53.3 million) and the Texas

Permanent School Fund ($23.1 million). The Company does not have a significant exposure to insurance enhanced asset-backed or mortgage-backed securities. The Company does not have any significant investments in guarantors of securities at June 30, 2008.

Form 10-Q for the quarter ended March 31, 2008

Financial Statements

Note 7 — Investment Information, page F-30

3.  Please disclose the data inputs and assumptions used to determine fair value under the pricing models and matrix pricing for your Level 2 assets as well as the validation procedures you use to ensure their accuracy.

We have included our response as text that would be included in our quarterly report on Form 10-Q for the quarter ended June 30, 2008. Please note that the disclosures will be modified in order to reflect additional information which becomes available before the filing is made.

The Company uses quoted values and other data provided by nationally recognized independent pricing sources as inputs into our process for determining fair values of its fixed maturity investments. To validate the techniques or models used by pricing sources, the Company’s review process includes, but is not limited to: (i) quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated); (ii) initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; (iii) comparing the fair value estimates to its knowledge of the current market; and (iv) back-testing, which includes randomly selecting purchased or sold securities and comparing the executed prices to the fair value estimates from the pricing service. Based on the above review, the Company will challenge any prices for a security or portfolio which are considered not to be representative of fair value.

The independent pricing sources obtain market quotations and actual transaction prices for securities that have quoted prices in active markets. Each source has its own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of “matrix pricing” in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair market value. In addition, pricing vendors use model processes, such as an Option Adjusted Spread model, to develop prepayment and interest rate scenarios. The Option Adjusted Spread model is commonly used to estimate fair value for securities such as mortgage backed and asset backed securities. In certain circumstances, when fair market values are unavailable from these independent pricing sources, quotes are obtained directly from broker-dealers who are active in the corresponding markets. Such quotes are subject to the validation procedures noted above.